Mark E. Crone Managing Partner mcrone@cronelawgroup.com

March 3, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Daniel Crawford

Joe McCann

John Coleman

Re:	Bon Natural Life
Amendment No. 2 to Registration Statement on Form F-1
Submitted February 18, 2025
File No. 333-283333

Dear Sir and Madam:

On behalf of Bon Natural Life, a Cayman Islands exempted company (the “Company”), we are concurrently with this letter filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to Registration Statement on Form F-1 (“Amendment No. 3”) in response to the comments of the staff (the “Staff”), dated February 24, 2025, regarding the Company’s above referenced Amendment No. 2 to Registration Statement on Form F-1 filed with the Commission on February 18, 2025.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Registration Statement on Form F-1

Cover Page

1.	We note your response to comment 1 and reissue. Please revise your Cover Page headings to reflect that you also are registering 5,000,000 Class A Ordinary Shares in addition to the 5,000,000 Class A Ordinary Shares underlying the Pre-Funded Warrants and the 10,000,000 Class A Ordinary Shares underlying the Series A and B Warrants.

Response: We have revised the cover page in Amendment No. 3 in response to the Staff’s comments.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

2.	We note your revised disclosures indicating that your Series A and Series B warrants contain reset and/or alternative cashless exercise features that could result in the warrant holders potentially receiving a significant number of Class A Ordinary Shares in excess of the 10,000,000 shares highlighted in the header. Given these provisions, please revise the header, the cover page narrative and the Summary to highlight the maximum number of shares that could be issued upon exercise of (i) your Series A warrants and (ii) your Series B warrants. For guidance, refer to Regulation S-K, Item 501(b)(2).

Response: Amendment No. 3 has been revised in response to the Staff’s comments on the cover page and page 6 with respect to the Series B Warrants. Further, we respectfully advise the Staff that the alternative cashless exercise feature is only applicable to the Series B Warrants and as such, we have disclosed the maximum number of shares issuable under the alternative cashless exercise provision of the Series B Warrants using the floor price stated therein. No additional Class A Ordinary Shares are issuable with respect to any exercise price reset features of either the Series A Warrants or the Series B Warrants.

3.	With respect to the warrants with an alternative cashless exercise feature, please revise the cover page narrative and Summary to explain, if true, that as a result of this feature you do not expect to receive any cash proceeds from the exercise of the Warrants because it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share when they could choose the alternative cashless exercise option and pay no money to receive more than one share.

Response: Amendment No. 3 has been revised in response to the Staff’s comments on the cover page and page 6.

We hope Amendment No. 3 to the Registration Statement addresses the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP, P.C.

/s/ Joe Laxague
Joe Laxague, Esq.

cc: Yongwei Hu

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686